UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): January 8, 2008

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ILLINOIS TOOL WORKS INC.

(Exact name of registrant as specified in its charter)

Delaware	**1-4797**	**36-1258310**
(State or other jurisdiction of incorporation)	(Commission File No.)	(I.R.S. Employer Identification No.)

3600 West Lake Avenue, Glenview, IL	**60026-1215**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: 847-724-7500

Not Applicable
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[   ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[   ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[   ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[   ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02. Results of Operations and Financial Condition

On January 8, 2008, Illinois Tool Works Inc. announced that it will report five businesses that were divested in 2007 and 2006 or held for sale at the end of 2007 as discontinued operations in the press release furnished as Exhibit 99.1.

Item 9.01. Financial Statements and Exhibits

(c)   Exhibits

Exhibit Number	Exhibit Description
99.1	Press Release issued by Illinois Tool Works Inc. dated January 8, 2008 (furnished pursuant to Item 2.02).
99.2	2007 and 2006 Income Statements Restated for Discontinued Operations (furnished pursuant to Item 2.02).

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ILLINOIS TOOL WORKS INC.

Dated: <u>January 9, 2008</u>   By: <u>/s/ Ronald D. Kropp</u>
                                    Ronald D. Kropp
                                    Senior Vice President and Chief Financial Officer
                                    (Principal Accounting Officer)